CORE HOLDINGS, INC.

                        600 California Street, 9th Floor
                             San Francisco, CA 94108
                            Telephone: (415) 262-1353

                                 August 22, 2005

                       Securities and Exchange Commission
                              Washington, DC 20549

                             Re: Core Holdings, Inc.
                                 Form Type 10-SB
                               File No.: 000-51374

                                 Dear Sir/Madam:

             Please accept this letter as a request to withdraw the
                 Form 10-SB filing for Core Holdings, Inc. noted
                           with the above file number.

We request that the Form 10-SB be withdrawn in order to avoid going effective by lapse of time within sixty days of the date filed pursuant to Securities Exchange Act of 1934 Section 12(g)(l). We have not yet completed our discussions with the Staff concerning issues raised by the Assistant Director of the Division of Corporation Finance in his comment letter of July 25, 2005. The Form 10-SB will be re-submitted on the Edgar System in its entirety upon completion of these discussions and changes required thereby.

We appreciate your cooperation in this matter and look forward to the re-submission of the Form 10-SB for our company.

Very truly yours,

                                       Core Holdings, Inc.


                                       /s/ David N. Baker
                                       David N. Baker
                                       President and Chief Executive Officer